Filed pursuant to Rule 253(g)(2)

File No. 024-11077

SUPPLEMENT NO. 3 DATED JULY 12, 2023

TO THE OFFERING CIRCULAR DATED MAY 18, 2023

OF

CALTIER FUND I LP

This document supplements, and should be read in conjunction with, the Offering Circular dated May 18, 2023 of CalTier Fund I, LP as subsequently amended or supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. In this supplement, the term “CalTier” “we”, or “the company” refers to CalTier Fund I, LP and its wholly owned subsidiary on a consolidated basis.

The Offering Circular dated May 18, 2023, is available HERE, as supplemented HERE and HERE.

The purpose of this supplement is to announce that on June 30, 2023, the company, through a wholly owned subsidiary, purchased property located at 154 N. Topeka Ave., Wichita, Kansas 67202 for a sale price of $1,700,000. To purchase the property, the company entered into a loan agreement, promissory note and mortgage with Yieldi, LLC. Those agreements were guaranteed by the Company’s management. Accordingly, sections of the Offering Circular including, “The Company’s Business”, “Management’s Discussion and Analysis” and “Interest of Management and Others in Certain Transactions” are supplemented with the following information.

Property

The Company purchased 154 N. Topeka through a special purpose entity 154 N. Topeka Holding Company, LLC, a Kansas limited liability company of which the Company is the sole member. 154 N Topeka is a mixed-use property consisting of 3 commercial units and 14 newly renovated residential units. The property is located in the heart of downtown Wichita, Kansas within walking distance of Old Town entertainment district, Intrust Bank Arena, Naftzger Park, and the Arkansas River pedestrian and bike trails. It is also centrally located near several high-profile development and expansion sites. The property was originally built in 1924 and is a low-leverage deal at 53% Loan-To-Value (LTV) with value-add potential.

154 N. Topeka

Address	154 N. Topeka Avenue, Wichita, Kansas 67202

Type of Property	Mixed-Use

Legal	Lot 17 and part of Lot 15 on Topeka Avenue, J.R. Mead’s Addition to the City of Wichita, Sedgwick County, Kansas.

Building Class	C

Square foot	8,400 square feet

Acres	0.19 acres

Capital improvements	The company intends to make additional improvements on the 14 residential units and lease them out to tenants, with 11 units on long-term leases and 3 units as short-term leases. The company also intends to make improvements to one of the commercial units and enter into a long-term lease with a tenant. Currently the other 2 commercial units are on 5-uear leases.

Total spent or intended to be spent on capital improvements	$100,000

Purchase Price	$1,700,000

Date of Purchase (Month/Year)	June 2023

Debt on property	$905,000 loan (1)

Est. Rental Income	$209,867 per year (2)

(1)       Represents the loan with Yieldi, LLC for $905,000, the indebtedness is secured by the mortgage on the property, see “Indebtedness and Guarantee” below.

(2)       Currently, the three commercial units are renting at $19,624 per unit annually. Once the capital improvements are complete and the fourteen residential units, which are currently empty, are leased up, we anticipate the average rental income per unit to be $10,200 annually. The residential units were not previously rented as residential units. Capital improvements are anticipated to be done by August 2023. This amount does not factor in any expenses related to the properties, including property management fees, utilities, maintenance costs, taxes, etc.

Indebtedness and Guarantee

The company, through a wholly owned subsidiary, entered into a Loan Agreement, Promissory Note, Mortgage and various agreements, including an environmental indemnity agreement, with Yieldi, LLC (“Yieldi”) on June 29, 2023. Under the terms of the agreement, the company received a $905,000 loan from Yieldi, $855,000 was paid in the initial payment and $50,000 was heldback pursuant to a repair holdback and security agreement. The loan has an interest rate of 13.5% and accrued interest only is due on each monthly payment due date beginning on August 1, 2023, the principal of the loan is due upon maturity. Upon the occurrence of default, the interest rate will increase to 45.00% to annum. The company may extend the loan for an additional 12 months (July 1, 2025), for a fee of 3% of the outstanding principal. The Loan Agreement, Promissory Note, and Mortgage are jointly and severally guaranteed by Matthew Belcher and Parker Smith (the “Guarantee”). A copy of this Loan Agreement, Promissory Note and Mortgage with Yieldi is filed as Exhibit 6.1 and a copy of the Guarantee is filed as Exhibit 6.2 to the Form 1-U filed on July 12, 2023.

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